SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No.       )

                       DATARAM CORPORATION
                         (Name of Issuer)

                   Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                          238-108-20-3
                         (CUSIP Number)

                       Robert V. Tarantino
                            Route 571
                          P.O. Box 7528
                    Princeton, NJ  08543-7528
                          (609) 799-0071
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       February 16, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [X]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert V. Tarantino

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER            231,513
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER            5,700
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       231,913
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER        5,700


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  237,613


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    6.1%


14.  TYPE OF REPORTING PERSON*                             IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Dataram Corporation (the "Issuer"), which has its principal exec-utive offices at Route 571, P.O. Box 7528, Princeton, NJ 08543-7528, telephone number (609) 799-0071. This Statement relates to the Issuer's common stock, $1.00 par value (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Robert V. Tarantino, the
President and Chief Executive Officer of the Issuer, who has his principal business address at the address of the Issuer.

     Mr. Tarantino has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Tarantino is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 16, 1996, Mr. Tarantino used approximately $34,540 available in his account in the Company's 401(k) Plan to purchase approximately 7,211 shares of Common Stock. On February 26, 1996, Mr. Tarantino used approximately $33,572 available in his account in the Company's 401(k) Plan to purchase approxi-mately 7,502 shares of Common Stock.

Item 4.   PURPOSE OF TRANSACTION.

          The shares identified in Item 3 were purchased for investment.

          Mr. Tarantino reserves the right to sell securities of the Issuer and to purchase additional securities of the Issuer.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          At March 6, 1996, Mr. Tarantino owned directly 157,200 shares of Common Stock; he owned approximately 14,713 shares through his account with the Company's 401(k) Plan, his wife owned 5,700 shares; and he held options to purchase 100,000 shares of Common Stock of which options to purchase 60,000 are presently exercisable and considered, pursuant to Rule 13d-3, to be beneficially owned. In addition, 20,000 shares will become exercisable on September 11, 1996, and the remaining 20,000 shares will become exercisable on September 11, 1997. All of these options are exercisable at $7.125 a share. Mr. Tarantino may be regarded as sole owner of all of the above shares beneficially owned, except the shares owned by his wife, as to which his beneficial ownership is shared.

          Mr. Tarantino has had no transactions in the Common
Stock in the last sixty (60) days, except for the transactions described in Item 3 which transactions were affected on the American Stock Exchange.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.









                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.





Dated: March 6, 1996         By:   ROBERT V. TARANTINO
                                   ______________________
                                   Robert V. Tarantino



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)